:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number 0-22102

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Year Ended: January 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Cygne Designs, Inc.
Full name of registrant:

Not applicable.
Former name if applicable:

11 West 42nd Street,
Address of principal executive office (Street and number):

New York, New York 10036
City, state and zip code:

PART II RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. (Not applicable)

PART III NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant requires additional time to prepare and file its Annual Report on Form 10-K for the year ended January 31, 2008 because (i) the annual evaluation for the impairment of the Registrant’s goodwill and intangible assets is still in the process of being completed, and cannot be completed in a manner to allow the timely filing of the 10-K without unreasonable effort or expense and (ii) the recently announced change in the Registrant’s principal executive officer. The Registrant intends to file the 10-K no later than fifteen calendar days following the prescribed date according to the SEC rules.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification: Roy Green (212) 997-7767 extension 227.

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s projected net loss for the year ended January 31, 2008 is $46,625,000 compared to a net loss of $158,000 for the year ended January 31, 2007. The main reasons for the projected increase in net loss of $46,467,000 are the estimated impairment of goodwill and intangible assets of $40,000,000 and a decrease in net sales of $23,063,000 for the year ended January 31, 2008.

Cygne Designs, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 30, 2008	By:	/s/ Roy Green
	Name:	Roy Green
	Title:	Senior Vice President—Chief Financial Officer